UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 4, 2023

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2023 to 31 March 2023

4 May 2023

Novo Nordisk's sales increased by 27% in Danish kroner and by 25% at constant exchange rates to DKK 53.4 billion in the first three months of 2023

•Operating profit increased by 31% in Danish kroner and by 28% at constant exchange rates (CER) to DKK 25.0 billion.
•Sales in North America Operations increased by 47% in Danish kroner (41% at CER). Wholesaler inventory movements in the US positively impacted sales growth. Sales in International Operations increased by 9% in Danish kroner (10% at CER).

•Sales within Diabetes and Obesity care increased by 33% in Danish kroner to DKK 48.8 billion (31% at CER), mainly driven by GLP-1 diabetes sales growth of 54% in Danish kroner (50% at CER). Rare disease sales decreased by 15% measured in Danish kroner (16% at CER) reflecting a temporary reduction in manufacturing output.

•Obesity care sales grew by 131% in Danish Kroner to DKK 7.8 billion (124% at CER) mainly driven by the uptake of Wegovy® in the US. A second contract manufacturer for Wegovy® initiated production in April 2023.

•Within R&D, Novo Nordisk successfully completed the PIONEER PLUS phase 3 trial with oral semaglutide 25 mg and 50 mg demonstrating superior reductions in HbA1c and body weight versus 14 mg in people with type 2 diabetes.
•On 13 April 2023, the 2023 outlook was raised with sales and operating profit growth at CER now expected to be 24-30% and 28-34%, respectively. Sales and operating profit growth reported in Danish kroner are now expected to be 6 and 9 percentage points lower than at CER, respectively. The ongoing share repurchase programme is expanded by DKK 2 billion to DKK 30 billion.

PROFIT AND LOSS	Q1 2023	Q1 2022	Growth as reported	Growth at CER*
DKK million
Net sales	53,367	42,031	27%	25%
Operating profit	25,007	19,147	31%	28%

Net profit	19,814	14,210	39%	N/A
Diluted earnings per share (in DKK)	8.78	6.22	41%	N/A
* CER: Constant exchange rates (average 2022).

Lars Fruergaard Jørgensen, president and CEO: "We are very pleased with the sales growth in the first three months of 2023. The growth is driven by increasing demand for our GLP-1-based diabetes and obesity treatments, particularly in the US where the prescription trend for Wegovy® highlights the high unmet need for people living with obesity. The sales momentum and continued expansion of the supply capacity have enabled us to raise the outlook for the full year."

On 4 May 2023 at 13.00 CEST, corresponding to 07.00 am EDT, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 2 of 29
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for the first three months of 2023

PERFORMANCE HIGHLIGHTS

Purpose and sustainability (ESG)
Progress towards zero environmental impact:
–Carbon emissions from operations and transportation decreased by 21% compared to first quarter of 2019 (increased by 5% compared to the first quarter of 2022)
Adding value to society:
–Medical treatment provided to 37.2 million people living with diabetes
–Reaching more than 42,000 children in Changing Diabetes® in Children programme

–Human insulin with more flexible storage without refrigeration now approved in 11 countries

Being recognised as a sustainable employer:
–Share of women in senior leadership positions has increased to 39% from 37% end of March 2022

Innovation and therapeutic focus
Further raise innovation bar for diabetes treatment:
–Regulatory submission of once-weekly insulin icodec in the EU, the US and China
–Successful completion of phase 3 trial with higher doses of oral semaglutide
–Completion of phase 2 trial and first cohorts of phase 1 trial with GLP-1 and GIP combinations

Develop superior treatment solutions for obesity:
–Phase 3a trials REDEFINE 2 and 3 initiated with CagriSema in people with obesity

Strengthen and progress Rare disease pipeline:
–Somapacitan approved in the US for the treatment of growth hormone deficiency in children
–Complete Response Letter received for concizumab in the US

Establish presence in other serious chronic diseases:
–Phase 1 trials initiated with cell therapy treatment in heart failure and Parkinson's disease

Commercial execution
Strengthen diabetes leadership to more than one-third: –Diabetes value market share increased by 1.7 percentage points to 32.2% (MAT)
More than DKK 25 billion in Obesity sales by 2025:
–Obesity care sales increased by 124% (CER) to DKK 7.8 billion

Secure a sustained growth outlook for Rare Disease:
–Rare disease sales decreased by 16% at (CER) at DKK 4.6 billion

Financials
Deliver solid sales and operating profit growth: –Sales growth at 25% (CER) –Operating profit growth of 28% (CER)
Drive operational efficiencies:
–Operational leverage reflecting sales growth

Enable attractive capital allocation to shareholders:
–Free cash flow of DKK 24.8 billion
–DKK 23.5 billion returned to shareholders

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 3 of 29
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR THE FIRST THREE MONTHS OF 2023

PROFIT AND LOSS	Q1 2023	Q1 2022	% change Q1 2023 to Q1 2022	% change Q1 2023 to Q1 2022 at CER
(Amounts are in DKK million, except for earnings per share)

Net sales	53,367	42,031	27%	25%

Gross profit	45,185	35,114	29%	26%
Gross margin	84.7%	83.5%

Sales and distribution costs	(12,412)	(10,183)	22%	20%
Percentage of sales	23.3%	24.2%

Research and development costs	(6,728)	(5,206)	29%	28%
Percentage of sales	12.6%	12.4%

Administrative costs	(1,071)	(970)	10%	9%
Percentage of sales	2.0%	2.3%

Other operating income and expenses	33	392	(92%)	(92%)

Operating profit (EBIT)	25,007	19,147	31%	28%
Operating margin	46.9%	45.6%

Financial items (net)	(270)	(1,228)	(78%)	N/A

Profit before income taxes	24,737	17,919	38%	N/A

Income taxes	(4,923)	(3,709)	33%	N/A
Effective tax rate	19.9%	20.7%

Net profit	19,814	14,210	39%	N/A
Net profit margin	37.1%	33.8%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	1,719	1,650	4%	N/A
Capital expenditure (PP&E)	4,693	1,520	209%	N/A
Net cash generated from operating activities	29,814	23,586	26%	N/A
EBITDA	26,726	20,797	29%	26%
Free cash flow	24,764	21,568	15%	N/A

Average number of diluted shares outstanding (million)	2,256.6	2,283.3	(1%)	N/A
Diluted earnings per share / ADR (in DKK)	8.78	6.22	41%	N/A

Full-time equivalent employees end of period	57,089	49,295	16%	N/A

These unaudited consolidated financial statements for the first three months of 2023 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and additional Danish disclosure requirements for listed companies.
The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2022 of Novo
Nordisk.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 4 of 29
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 27% measured in Danish kroner and by 25% at CER in the first three months of 2023, driven by Diabetes care sales growth of 21% (CER) and Obesity care sales growth of 124% (CER). Rare disease sales decreased by 16% (CER). Wholesaler inventory movements in the US positively impacted sales growth. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies.

Sales split per therapy	Sales Q1 2023 DKK million	Sales Q1 2022 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Injectable GLP-1	22,455	15,357	46%	43%	63%
- Ozempic®	19,640	12,035	63%	59%	68%
- Victoza®	2,815	3,322	(15%)	(17%)	(5%)
Rybelsus®	4,356	2,063	111%	107%	21%

Total GLP-1	26,811	17,420	54%	50%	84%

Long-acting insulin[1]	4,133	4,796	(14%)	(14%)	(6%)

Premix insulin[2]	2,776	3,012	(8%)	(7%)	(2%)

Fast-acting insulin[3]	4,488	4,842	(7%)	(9%)	(4%)

Human insulin	2,012	2,312	(13%)	(11%)	(3%)

Total insulin	13,409	14,962	(10%)	(11%)	(15%)

Other Diabetes care[4]	729	884	(18%)	(21%)	(2%)

Total Diabetes care	40,949	33,266	23%	21%	67%

Wegovy®	4,563	1,404	225%	211%	29%
Saxenda®	3,279	1,998	64%	63%	12%

Total Obesity care	7,842	3,402	131%	124%	41%

Diabetes and Obesity care total	48,791	36,668	33%	31%	108%

Rare disease segment
Rare blood disorders[5]	3,049	3,077	(1%)	(3%)	(1%)

Rare endocrine disorders[6]	1,128	1,820	(38%)	(38%)	(7%)

Other Rare disease[7]	399	466	(14%)	(12%)	0%

Rare disease total	4,576	5,363	(15%)	(16%)	(8%)

Total sales	53,367	42,031	27%	25%	100%

1) Comprises Tresiba®, Xultophy® and Levemir®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
6) Primarily Norditropin®.
7) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 5 of 29
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 23% measured in Danish kroner and by 21% at CER to DKK 40,949 million driven by growth of GLP-1-based products. Novo Nordisk has improved the global diabetes value market share over the last 12 months to 32.2% from 30.5% in line with the aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one-third in 2025. The market share increase was driven by market share gains in both North America Operations and International Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from February 2022 and February 2023 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa; Region China covers mainland China, Hong Kong and Taiwan; Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	February	February	Sales Q1 2023 DKK million	Growth at CER
	2023	2022

Global	32.2%	30.5%	40,949	21%
North America Operations	33.9%	32.3%	21,545	32%
- The US	33.6%	32.2%	19,838	29%
International Operations	26.6%	25.4%	19,404	12%
- EMEA *	29.1%	28.9%	10,050	19%
- Region China **	32.0%	33.2%	4,225	(7%)
- Rest of World ***	20.4%	16.5%	5,129	17%

Source: IQVIA, February 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 54% measured in Danish kroner and by 50% at CER to DKK 26,811 million. The estimated global GLP-1 share of total diabetes prescriptions has increased to 4.9% compared with 3.4% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 54.4% value market share, an increase of 0.8 percentage point compared to 12 months ago.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	February	February	Sales Q1 2023 DKK million	Growth at CER
	2023	2022

Global	54.4%	53.6%	26,811	50%
North America Operations	53.0%	52.6%	17,978	50%
- The US	52.1%	51.8%	16,536	45%
International Operations	65.2%	60.1%	8,833	52%
- EMEA *	61.1%	58.9%	5,048	57%
- Region China **	66.9%	66.7%	1,349	56%
- Rest of World ***	75.6%	61.8%	2,436	40%

Source: IQVIA, February 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area. Note: the estimated GLP-1 share of prescriptions is based on volume packs from IQVIA. Volume packs are converted into full-year patients/prescriptions based on WHO assumptions for average daily doses or if not available, Novo Nordisk assumptions.

Rybelsus® sales increased by 111% measured in Danish kroner and by 107% at CER to DKK 4,356 million. Sales growth was driven by North America Operations as well as EMEA and Rest of World.

Ozempic® sales increased by 63% measured in Danish kroner and by 59% at CER to DKK 19,640 million. Sales growth was driven by both North America Operations and International Operations. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across geographies.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 6 of 29
Victoza® sales decreased by 15% measured in Danish kroner and by 17% at CER to DKK 2,815 million as the GLP-1 market is moving towards once-weekly and tablet-based treatments. The sales decline was driven by North America Operations.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 56% measured in Danish kroner and by 50% at CER. Wholesaler inventory movements in the US positively impacted sales growth. Novo Nordisk is the market leader with a 53.0% value market share compared to 52.6% 12 months ago. The estimated GLP-1 share of total diabetes prescriptions has increased to 12.0% compared with 8.4% 12 months ago.

Sales of GLP-1 in the US increased by 45% at CER. The sales increase was driven by continued uptake of Ozempic® and Rybelsus®, partially offset by declining Victoza® sales. GLP-1 sales growth was negatively impacted by rebate enhancements as well as unfavourable channel and payer mix.

Sales growth in the US is driven by a prescription volume growth of the GLP-1 class of around 60% in the first quarter of 2023 compared to the first quarter of 2022 as well as market share gains for Ozempic® and Rybelsus®. The combined Novo Nordisk GLP-1 new-to-brand prescription market share is now 63.4% driven by Ozempic® with 52.8% and Rybelsus® with 7.6%. Novo Nordisk is the market leader with 52.9% measured by total monthly prescriptions for the combined GLP-1 portfolio.

International Operations
Sales of GLP-1 diabetes products in International Operations increased by 50% measured in Danish kroner and by 52% at CER. Sales growth is driven by all geographical areas. The estimated GLP-1 share of total diabetes prescriptions has increased to 3.2% compared with 2.3% 12 months ago. Novo Nordisk is the market leader with a value market share of 65.2%.

EMEA
Sales in EMEA increased by 55% measured in Danish kroner and by 57% at CER. The sales growth reflects the uptake of Ozempic® and Rybelsus®, partially offset by lower sales of Victoza®. Novo Nordisk remains the market leader in EMEA with a value market share of 61.1%. The estimated GLP-1 share of total diabetes prescriptions has increased to 4.5% compared with 3.3% 12 months ago.

Region China
Sales in Region China increased by 52% measured in Danish kroner and by 56% at CER. The sales growth reflects the uptake of Ozempic®. The GLP-1 share of total diabetes prescriptions has increased to 2.7% compared with 1.4% 12 months ago.

Rest of World
Sales in Rest of World increased by 40% in both Danish kroner and at CER. The sales growth reflects increased sales of Rybelsus® and Ozempic®, partially offset by Victoza®. Novo Nordisk remains the market leader with a value market share of 75.6%. The estimated GLP-1 share of total diabetes prescriptions has increased to 1.9% compared with 1.3% 12 months ago.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 7 of 29
Insulin
Sales of insulin decreased by 10% measured in Danish kroner and by 11% at CER to DKK 13,409 million. Sales decline at CER was driven by declining sales in Region China, the US and EMEA.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	February	February	Sales Q1 2023 DKK million	Growth at CER
	2023	2022

Global	46.3%	47.1%	13,409	(11%)
North America Operations	38.1%	38.6%	3,406	(18%)
- The US	37.7%	38.1%	3,155	(18%)
International Operations	49.2%	50.1%	10,003	(8%)
- EMEA *	47.4%	47.5%	4,837	(5%)
- Region China **	46.0%	50.6%	2,587	(22%)
- Rest of World ***	57.5%	57.1%	2,579	4%

Source: IQVIA, February 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

North America Operations
Sales of insulin in North America Operations decreased by 14% measured in Danish kroner and by 18% at CER. The sales decrease in the US was driven by lower realised prices due to channel and payer mix and rebate enhancements as well as a decline in volume with the US insulin volume market declining 3% compared to the first three months of 2022. Novo Nordisk has a volume market share of 37.7% of the total US insulin market.

International Operations
Sales of insulin in International Operations decreased by 9% measured in Danish kroner and by 8% at CER. The sales decline at CER was driven by lower insulin sales in Region China due to the implementation of Volume Based Procurement in May 2022 as well as lower sales in EMEA.

EMEA
Sales of insulin in EMEA decreased by 3% measured in Danish kroner and by 5% at CER. The sales decline at CER was mainly driven by short-acting and long-acting insulin, partially countered by pre-mix insulin. Novo Nordisk has a volume market share of 47.4% of the total insulin market.

Region China
Sales of insulin in Region China decreased by 25% measured in Danish kroner and by 22% at CER. The sales decline was driven by all insulin products due to the implementation of Volume Based Procurement from May 2022 except for Ryzodeg® and Xulthopy®. Novo Nordisk has a volume market share of 46.0% of the total insulin market.

Rest of World
Sales of insulin in Rest of World remained unchanged in Danish kroner and increased by 4% at CER. The sales growth at CER was driven by long-acting insulin and human insulin, partially countered by fast-acting insulin and premix insulin. Novo Nordisk has a volume market share of 57.5% of the total insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 8 of 29
Obesity care, sales development
Sales of Obesity care products, Wegovy® and Saxenda®, increased by 131% measured in Danish kroner and by 124% at CER to DKK 7,842 million. Sales growth was driven by both North America Operations and International Operations. Wegovy® has been launched in the US, Denmark and Norway. A second contract manufacturer for Wegovy® has initiated production. The volume growth of the global branded obesity market was 53.8%.

Obesity care, development per geographical area	Global branded obesity market growth (Volume, MAT)	Obesity care, sales development

	February	Sales Q1 2023 DKK million	Growth at CER
	2023

Global	53.8%	7,842	124%
North America Operations	43.1%	5,911	156%
- The US	47.1%	5,789	162%
International Operations	65.4%	1,931	65%
- EMEA	100.6%	1,216	71%
- Region China	N/A	53	46%
- Rest of World	33.6%	662	57%

Source: IQVIA, February 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Wegovy® sales increased by 225% measured in Danish kroner and by 211% at CER to DKK 4,563 million. Sales of Saxenda® increased by 64% measured in Danish kroner and by 63% at CER to DKK 3,279 million.

North America Operations
Sales of Obesity care products in North America Operations increased by 168% measured in Danish kroner and by 156% at CER to DKK 5,911 million. Sales of Wegovy® increased by 215% measured in Danish kroner and by 201% at CER to DKK 4,425 million reflecting the commercial relaunch in January 2023. Broad commercial formulary access has been achieved. Sales of Saxenda® increased by 85% measured in Danish kroner and by 77% at CER to DKK 1,486 million. The volume growth of the branded obesity market in the US was 47.1%.

International Operations
Sales of Obesity care products in International Operations increased by 62% measured in Danish kroner and by 65% at CER to DKK 1,931 million driven by increased sales in EMEA and Rest of World. Sales of Saxenda® in International Operations increased by 50% measured in Danish kroner and by 53% at CER to DKK 1,793 million and sales of Wegovy® reached DKK 138 million. Wegovy® has been launched in two countries in International Operations. The volume growth of the branded obesity market in International Operations was 65.4%.

EMEA
Sales of Obesity care products in EMEA increased by 67% measured in Danish kroner and by 71% at CER. Wegovy® has been launched in Denmark and Norway. The volume growth of the branded obesity market in EMEA was 100.6%.

Rest of World
Sales of Saxenda® in Rest of World increased by 54% measured in Danish kroner and by 57% at CER. The volume growth of the branded obesity market in Rest of World was 33.6%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 9 of 29
Rare disease, sales development
Rare disease sales decreased by 15% measured in Danish kroner and by 16% at CER to DKK 4,576 million. Sales of Rare blood disorder products decreased by 1% measured in Danish kroner and by 3% at CER to DKK 3,049 million driven by NovoSeven®, partially offset by the launch products in haemophilia A and B. Sales of Rare endocrine disorders products decreased by 38% in both Danish kroner and CER to DKK 1,128 million reflecting a temporary reduction in manufacturing output. Novo Nordisk has a value market share of 33.0% in the global human growth disorder market.

Rare disease, development per geographical area	Rare disease, sales development

	Sales Q1 2023 DKK million	Growth at CER

Global	4,576	(16%)
North America Operations	1,841	(14%)
- The US	1,695	(15%)
International Operations	2,735	(17%)
- EMEA	1,476	(12%)
- Region China	183	27%
- Rest of World	1,076	(27%)

North America Operations
Rare disease sales in North America Operations decreased by 10% measured in Danish kroner and by 14% at CER. The sales decline was driven by lower sales of Rare endocrine disorders products decreasing by 30% measured in Danish kroner and by 33% at CER reflecting a temporary reduction in manufacturing output and lower realised prices in the US. Sales of Rare blood disorders products increased by 1% measured in Danish kroner and decreased by 3% at CER driven by lower sales of NovoSeven®, partially countered by sales of haemophilia A and B products.

International Operations
Rare disease sales in International Operations decreased by 18% measured in Danish kroner and by 17% at CER. The sales decline was driven by lower sales of Rare endocrine disorders products decreasing by 42% measured in Danish kroner and by 41% at CER reflecting a temporary reduction in manufacturing output. Sales of Rare blood disorders products decreased by 2% in both Danish kroner and CER driven by lower sales of NovoSeven®, partially countered by growth of haemophilia A and B products.

EMEA
Rare disease sales decreased by 12% in both Danish kroner and CER driven by a decrease of Rare endocrine disorders products by 69% measured in Danish kroner and by 71% at CER reflecting a temporary reduction in manufacturing output. Sales of Rare blood disorder products increased by 24% in both Danish kroner and at CER, primarily driven by NovoSeven® and haemophilia A products.

Region China
Rare disease sales increased by 24% measured in Danish kroner and by 27% at CER driven by sales of both Rare blood disorder, especially haemophilia A following the launch of NovoEight®, and Rare endocrine disorders products.

Rest of World
Rare disease sales decreased by 28% measured in Danish kroner and by 27% at CER. The sales decline was driven by both sales of Rare blood disorder and Rare endocrine disorders products. Sales of Rare blood disorder products decreased by 34% measured in Danish kroner and by 35% at CER driven by NovoSeven® and haemophilia A products. Sales of Rare endocrine disorders products decreased by 22% measured in Danish kroner and by 19% at CER reflecting a temporary reduction in manufacturing output.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 10 of 29
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 27% measured in Danish kroner and by 25% at CER to DKK 53,367 million in the first three months of 2023. Wholesaler inventory movements in the US positively impacted sales growth. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Sales in North America Operations increased by 47% measured in Danish kroner and by 41% at CER. Sales in International Operations increased by 9% measured in Danish kroner and by 10% at CER.

Sales split per geographical area	Sales Q1 2023 DKK million	Growth as reported	Growth at CER	Share of growth at CER

North America Operations	29,297	47%	41%	78%
- The US	27,322	46%	39%	71%

International Operations	24,070	9%	10%	22%
- EMEA	12,742	18%	18%	18%
- Region China	4,461	(8%)	(5%)	(2%)
- Rest of World	6,867	8%	9%	6%

Total sales	53,367	27%	25%	100%

North America Operations
Sales in North America Operations increased by 47% measured in Danish kroner and by 41% at CER. Wholesaler inventory movements in the US positively impacted sales growth. The sales increase reflects GLP-1 diabetes sales growing by 50% at CER and Obesity care sales growing by 156% at CER. This was partially offset by insulin sales decreasing by 18% at CER driven by lower realised prices due to channel and payer mix, rebate enhancements as well as a decline in volume. Rare disease sales decreased by 14% at CER reflecting a temporary reduction in manufacturing output.

International Operations
Sales in International Operations increased by 9% measured in Danish kroner and by 10% at CER. Sales growth was driven by GLP-1 sales growing by 52% at CER and Obesity care sales growing by 65% at CER, partially countered by insulin sales decreasing by 8% at CER and Rare disease sales decreasing by 17% at CER reflecting a temporary reduction in manufacturing output.

EMEA
Sales in EMEA increased by 18% in both Danish kroner and at CER. Sales growth was driven by Diabetes care growing by 19% at CER driven by increased GLP-1 sales, partially countered by decreased insulin sales. Obesity care sales increased by 71% at CER and Rare disease sales decreased by 12% at CER.

Region China
Sales in Region China decreased by 8% measured in Danish kroner and by 5% at CER. The sales decline at CER was driven by insulin sales declining by 22% at CER. Insulin sales were negatively impacted by the implementation of Volume Based Procurement from May 2022. GLP-1 sales were growing by 56% at CER and Other diabetes care sales decreased by 13% at CER. Rare disease sales increased by 27% at CER.

Rest of World
Sales in Rest of World increased by 8% measured in Danish kroner and by 9% at CER. Sales growth was driven by Diabetes care growing by 17% at CER, reflecting increased GLP-1 and insulin sales, Obesity care sales growing by 57% at CER and Rare disease decreasing by 27% at CER.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 11 of 29
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 18% measured in Danish kroner and by 17% at CER to DKK 8,182 million, resulting in a gross margin of 84.7% measured in Danish kroner compared with 83.5% in 2022. The increase in gross margin reflects a positive product mix, driven by increased sales of GLP-1-based treatments and a positive currency impact. This is partially countered by costs related to ongoing capacity expansions and lower realised prices mainly in the US and Region China.

Sales and distribution costs increased by 22% measured in Danish kroner and by 20% at CER to DKK 12,412 million. The increase in costs is driven by both North America Operations and International Operations. In North America Operations, the cost increase is driven by the relaunch of Wegovy® and promotional activities for Ozempic®. In International Operations, promotional spend is related to promotional activities for Rybelsus® and Ozempic® as well as Obesity care market development activities.

Research and development costs increased by 29% measured in Danish kroner and by 28% at CER to DKK 6,728 million reflecting increased late-stage clinical trial activity and increased early research activities compared to first quarter of 2022. The acquisition of Forma Therapeutics Inc. in 2022 also impacted the costs.

Administration costs increased by 10% measured in Danish kroner and by 9% at CER to DKK 1,071 million.

Other operating income and expenses (net) was DKK 33 million compared with DKK 392 million in the first quarter of 2022, driven by lower income from partnerships related to Dicerna Pharmaceuticals Inc.

Operating profit increased by 31% measured in Danish kroner and by 28% at CER to DKK 25,007 million reflecting the sales growth.

Financial items (net) showed a net loss of DKK 270 million compared with a net loss of DKK 1,228 million in the first quarter of 2022.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net loss of DKK 209 million compared with a net loss of DKK 777 million in the first quarter of 2022. This primarily reflects losses on non-hedged currencies.

As per the end of March 2023, a positive market value of financial contracts of approximately DKK 2.2 billion has been deferred for recognition in 2023.

The effective tax rate was 19.9% in the first three months of 2023 compared with an effective tax rate of 20.7% in the first quarter of 2022.

Net profit increased by 39% to DKK 19,814 million and diluted earnings per share increased by 41% to DKK 8.78.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 12 of 29
CASH FLOW AND CAPITAL ALLOCATION

FREE CASH FLOW IN THE FIRST THREE MONTHS OF 2023 AND CAPITAL EXPENDITURE
Free cash flow was DKK 24.8 billion compared with DKK 21.6 billion in the first three months of 2022 supporting the strategic aspiration to deliver attractive capital allocation to shareholders. The cash conversion in the first three months of 2023 is positively impacted by timing of payment of rebates in the US, including provisions related to the revised 340B distribution policy in the US. Income under the 340B Program has been partially recognised.

Capital expenditure for property, plant and equipment was DKK 4.7 billion compared with DKK 1.5 billion in the first three months of 2022, primarily reflecting investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products.

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 79,874 million at the end of the first three months of 2023, equivalent to 31.9% of total assets, compared with 33.8% at the end of the first three months of 2022. Please refer to appendix 5 for further elaboration of changes in equity.

Novo Nordisk returned DKK 23.5 billion to shareholders via share buybacks (DKK 5.2 billion) and dividend (DKK 18.3 billion) during the first three months of 2023.

2023 share repurchase programme
As of 2 May 2023, Novo Nordisk has repurchased 5,424,091 B shares for an amount of DKK 5.600 billion as part of the overall share repurchase programme of up to DKK 28 billion to be executed during a 12-month period beginning 1 February 2023.

Based on the increased expectations for cash flow generation in 2023, the Board of Directors has approved an expansion of the 2023 share repurchase programme by DKK 2 billion to DKK 30 billion.

Reduction in share capital
At the Annual General Meeting of Novo Nordisk A/S, held on 23 March 2023, a 1.1% reduction in the total share capital was approved. The reduction was effectuated by a cancellation of 25,000,000 treasury B shares of DKK 0.20 at a nominal value of DKK 5,000,000. After the legal implementation of the share capital reduction on 26 April
2023, Novo Nordisk’s share capital now amounts to DKK 451,000,000 divided into an A share capital of DKK
107,487,200 and a B share capital of DKK 343,512,800.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 13 of 29
OUTLOOK
The outlook for sales and operating profit growth was raised on 13 April 2023 to 24-30% and 28-34% at CER. The current expectations for 2023 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 4 May 2023	Expectations 1 February 2023

Sales growth
at CER	24% to 30%	13% to 19%
as reported	Around 6 percentage points lower than at CER	Around 4 percentage points lower than at CER

Operating profit growth
at CER	28% to 34%	13% to 19%
as reported	Around 9 percentage points lower than at CER	Around 5 percentage points lower than at CER

Financial items (net)	Gain of around DKK 3.0 billion	Gain of around DKK 2.4 billion

Effective tax rate	19% to 21%	19% to 21%

Capital expenditure (PP&E)	Around DKK 25 billion	Around DKK 25 billion

Depreciation, amortisation and impairment losses	Around DKK 8 billion	Around DKK 8 billion

Free cash flow (excluding impact from business development)	DKK 66-74 billion	DKK 60-68 billion

Sales growth is now expected to be 24% to 30% at CER. Given the current exchange rates versus the Danish krone, sales growth reported in DKK is still expected to be around 6 percentage points lower than at CER.

The guidance reflects expectations for sales growth in both North America Operations and International Operations, mainly driven by volume growth of GLP-1-based treatments for Diabetes and Obesity care, partially countered by declining sales in Rare disease due to a temporary reduction in manufacturing output. Intensifying competition and continued pricing pressure within Diabetes care are included in the guidance.

The guidance ranges reflect the level of volume growth of GLP-1-based diabetes treatments and the inherent uncertainty of the pace of Obesity care market expansion following the relaunch of Wegovy® in the US and a gradual roll-out in International Operations.

Following higher than expected volume growth in recent years, including GLP-1-based products such as Ozempic® and Wegovy®, combined with the expectation of continued volume growth and capacity limitations at some manufacturing sites, the outlook also reflects expected continued periodic supply constraints and related drug shortage notifications across a number of products and geographies. To safeguard continuity of care, the supply of the lower Wegovy® dose strengths in the US will be reduced temporarily. The supply capacity is gradually being expanded.

Operating profit growth is now expected to be 28% to 34% at CER. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 9 percentage points lower than at CER. The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in future and current growth drivers within Research, Development and Commercial. Within R&D, investments are related to the continued expansion and progression of the early and late-stage pipeline. Commercial investments are mainly related to the relaunch of Wegovy® in the US, Obesity care market development activities in International Operations as well as promotional activities for Ozempic® and Rybelsus®.

Novo Nordisk now expects financial items (net) to amount to a gain of around DKK 3.0 billion, mainly reflecting gains associated with foreign exchange hedging contracts.

The effective tax rate for 2023 is still expected to be in the range of 19-21%.

Capital expenditure is still expected to be around DKK 25 billion in 2023 reflecting the innovation-based growth strategy pursued by Novo Nordisk. The CAPEX increase is primarily relating to investments in additional capacity for active

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 14 of 29
pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products. In the coming years, the capital expenditure to sales ratio is expected to be low double digit.

Depreciation, amortisation and impairment losses are expected to be around DKK 8 billion.

The free cash flow is now expected to be DKK 66-74 billion reflecting the sales growth, a favourable impact from rebates in the US and the investments in capital expenditure.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2023, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes as well as outcome of legal cases including litigations related to the 340B Drug Pricing Programme in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications of any significant business development transactions and significant impairments of intangible assets during 2023. Finally, the potential wider consequences of Russia's invasion of Ukraine, including impacts on energy supply and supply chains, could cause uncertainty to the outlook and the business performance of Novo Nordisk.

FX (average rates)	Q1 2023	Q1 2022	% change	Spot rate 27 April 2023

USD	694	664	5%	675
CNY	101	105	(4%)	97
JPY	5.24	5.70	(8%)	5.07
CAD	513	524	(2%)	496
GBP	843	890	(5%)	843

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 3,700 million	12
CNY[2]	DKK 475 million	6
CAD	DKK 390 million	9
JPY	DKK 230 million	12
GBP	DKK 150 million	8

1) As of 27 April 2023.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 15 of 29
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Once-weekly insulin icodec submitted for regulatory approval in the EU, the US and China.
In April 2023, Novo Nordisk submitted once-weekly insulin icodec for regulatory approval in the EU, the US and China for the treatment of people with type 1 and 2 diabetes. The submissions are based on the ONWARDS clinical trial programme comprised of six phase 3a global clinical trials, involving more than 4,000 adults with type 1 or type 2 diabetes.

Oral semaglutide 25 mg and 50 mg demonstrate superior reductions in HbA1c and body weight versus 14 mg in people with type 2 diabetes in phase 3b trial
On 24 March 2023, Novo Nordisk announced the headline results from the PIONEER PLUS trial, a phase 3b, 68-week, efficacy and safety trial investigating once-daily oral semaglutide 25 mg and 50 mg versus 14 mg in people with type 2 diabetes. For further information, please see the company announcement here: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=165597 (the contents of the company's website do not form a part of this Form 6-K).

Phase 2 trial completed with a fixed dose combination of semaglutide and once-weekly GIP analogue
In April 2023, Novo Nordisk completed a phase 2 trial with a fixed dose combination of subcutaneous semaglutide and a once-weekly GIP analogue. The trial compared the effect on glycaemic control and body weight of a fixed dose combination of semaglutide and the once-weekly GIP analogue compared to placebo and semaglutide 2.4 mg in people with type 2 diabetes. In the trial, the fixed dose combination did not show superior HbA1C reduction compared to semaglutide 2.4 mg. Following the completion of the trial, Novo Nordisk has terminated further development of the fixed dose combination focusing on the GLP-1/GIP co-agonist.

Successful completion of first cohorts of phase 1 trial with a GLP-1/GIP co-agonist
In April 2023, Novo Nordisk successfully completed the first cohorts of a phase 1 trial with a GLP-1/GIP co-agonist. The objective of the trial was to investigate safety, tolerability, pharmacokinetics and pharmacodynamics of different subcutaneous and oral doses of the GLP-1/GIP co-agonist. In the trial, the GLP-1/GIP co-agonist appeared to have a safe and well-tolerated profile. Novo Nordisk is planning to initiate a phase 2 trial with a subcutaneous formulation of the GLP-1/GIP co-agonist.

Obesity care
Wegovy® approved in Japan for treatment of overweight and obesity
In March 2023, the Japanese Ministry of Health, Labour and Welfare approved Wegovy® (subcutaneous semaglutide 2.4 mg) for the treatment of obesity. Wegovy® is approved for the treatment of obesity in adults with a BMI ≥ 27 kg/m2 with two or more obesity-related comorbidities such as hypertension, dyslipidaemia or type 2 diabetes, or BMI ≥ 35 kg/m2.

Phase 3a clinical trials with CagriSema in obesity initiated
In February 2023, Novo Nordisk initiated REDEFINE 2, a 68-week phase 3a trial comparing CagriSema (2.4 mg semaglutide and 2.4 mg cagrilintide) with placebo in people with overweight or obesity and type 2 diabetes. The trial is expected to enrol approximately 1,200 people.

In April 2023, Novo Nordisk initiated the phase 3a trial REDEFINE 3, a cardiovascular outcomes study with the objective to confirm cardiovascular safety of CagriSema compared to placebo in addition to standard of care. The trial is expected to enrol approximately 4,000 people with obesity and established cardiovascular disease.

With the initiations of REDEFINE 2 and 3, all three pivotal trials with CagriSema catering for regulatory submissions in the US and EU for the weight management indication have been initiated.

Rare disease
Concizumab receives Complete Response Letter from the US Food and Drug Administration
On 24 April 2023, Novo Nordisk received a Complete Response Letter (CRL) from the Food and Drug Administration (FDA) for concizumab. Concizumab was submitted for regulatory approval in the US for the treatment of haemophilia A and B

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 16 of 29
with inhibitors in August 2022. In the letter, the FDA requested additional information related to the monitoring and dosing of patients to ensure that concizumab is administered as intended. Furthermore, additional information on the manufacturing process was requested. Novo Nordisk is evaluating the content of the CRL and will work closely with the FDA to provide the requested data. Concizumab has been approved in Canada for the treatment of haemophilia B with inhibitors and is currently under review for the treatment of haemophilia A with inhibitors.

Sogroya® approved in the US for the treatment of children with growth hormone deficiency
On 28 April 2023, Sogroya®, the long-acting growth hormone somapacitan, was approved by the US FDA for the treatment of children with growth hormone deficiency. The approval is based on the REAL4 results comparing the effect and safety of once-weekly dosing of Sogroya® with daily Norditropin® in children with growth hormone deficiency. Novo Nordisk expects to launch Sogroya® in the US in the second quarter of 2023.

Other serious chronic diseases
First human dose with cell therapy in heart failure
In February 2023, Novo Nordisk and Heartseed announced that the first patient had been dosed in a clinical study with HS-001. HS-001 is a cell therapy applying cardiomyocytes (heart muscular cells) designed to restore heart function in people with advanced heart failure. The trial is expected to complete in 2025.

First human dose with stem cells in Parkinson’s disease
In February 2023, Lund University in Sweden announced that the first patient with Parkinson’s disease had been dosed in a clinical study. The patient received a transplant of stem cell-derived nerve cells. The trial is a collaboration between Lund University and Novo Nordisk.

Technology platforms
Phase 1 trial completed with SOMA oral Device (DV3395)
In February 2023, Novo Nordisk completed a phase 1 trial with the DV3395 oral device concept. The trial investigated safety and gastrointestinal transit of the DV3395 device, without active pharmaceutical ingredient. Novo Nordisk is now evaluating further progression of DV3395.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 17 of 29
Purpose and sustainability
Environment

ENVIRONMENTAL PERFORMANCE	Q1 2023	Q1 2022	Q1 2019 (baseline)	% change Q1 2023 to Q1 2022	% change 2023 to 2019

Emissions

CO2 emissions from operations and transportation (1,000 tonnes)	63	60	80	5%	(21%)
- Scope 1 emissions[1]	18	20	22	(10%)	(18%)
- Scope 2 emissions[2]	5	6	20	(17%)	(75%)
- Partial scope 3 emissions[3]	40	34	38	18%	5%

1. Scope 1: Direct emissions from owned and controlled resources (including emissions from production processes and transport).
2. Scope 2: Indirect emissions from the generation of energy purchased from a utility provider (including electricity, steam, heating and cooling).
3. Scope 3: Emissions are limited to CO2 emissions from business flights and product distribution

Emissions
Under the environmental strategy Circular for Zero, CO2 emissions from operations and transportation decreased by 21% compared to the first three months of 2019. CO2 emissions from operations and transportation increased by 5% in the first three months of 2023 compared to the same period in 2022 reflecting COVID-19 impact on activities in 2022. Scope 1 and 2 CO2 emissions decreased by 10% and 17%, respectively, due to an increase in the usage of renewable energy sources. Scope 3 CO2 emissions from product distribution and business flights increased by 18% mainly due to increased business travel, partially countered by a decrease in emissions from product distribution, driven by the purchase of sustainable aviation fuel.

Partnership to produce lower-carbon plastic through Power-to-X
On 20 April 2023, Novo Nordisk and LEGO A/S announced a new partnership to produce Polyoxyethylene (POM) plastic using Power-to-X technology. The collaboration involves an agreement with European Energy A/S to deliver e-methanol as a lower-carbon alternative to conventional plastic production allowing Novo Nordisk to replace some fossil-based plastic with the lower-carbon alternative in pen devices.

Take-back industry solution cooperation agreement in Denmark
On 22 March 2023, Novo Nordisk signed a cooperation agreement for a Danish take-back industry pilot with Eli Lilly, Sanofi and Merck. The 12-month pilot aims to take-back and recycle 25% of all plastic injection pens distributed in Denmark.

Social

SOCIAL PERFORMANCE	Q1 2023	Q1 2022	% change Q1 2023 to Q1 2022

Patients
Patients reached with Novo Nordisk's Diabetes care products (estimate in million)[1]	37.2	34.9	7%
Hereof children reached through the Changing Diabetes® in Children programme (cumulative)	42,763	33,209	29%

Sustainable employer
Gender in leadership positions[2] (ratio men:women)	55:45	57:43	N/A
Gender in senior leadership positions[3] (ratio men:women)	61:39	63:37	N/A

1. Calculated as a moving annual total.
2. Defined as team leaders, managers, directors, vice presidents, corporate vice presidents, senior vice presidents and executive management.
3. Defined as vice presidents, corporate vice presidents, senior vice presidents and executive management.

Patients
Under the social responsibility strategy ‘Defeat Diabetes’, Novo Nordisk continues to take action on access and affordability and prevention. The number of people with diabetes treated with Novo Nordisk products, calculated as a moving annual total, was 37.2 million in the first quarter of 2023. This represents a net increase of 2.3 million patients compared to end of March 2022.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 18 of 29
The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By end of March 2023, more than 42,000 children were reached, an increase of 29% compared to end of March 2022.

Sustainable employer
Novo Nordisk aspires to be a sustainable employer, and in 2021 two aspirational gender diversity targets were launched: achieve a balanced gender representation across all managerial levels and achieve a minimum of 45% women and a minimum of 45% men in senior leadership positions by the end of 2025.

At the end of March 2023, 45% of all leaders were women, and 39% of leaders in senior leadership positions were women compared to 43% and 37%, respectively, by the end of March 2022.

The number of full-time employees at the end of the first three months of 2023 increased by 16% compared to 12 months ago. The total number of full-time employees was 57,089. The increase is driven by Product Supply, International Operations and Global Business Services in Bangalore, India.

Russia's invasion of Ukraine
Following Russia's invasion of Ukraine, Novo Nordisk's key priorities have been to safeguard employees and continue the supply of essential medicines.

In Ukraine, Novo Nordisk has continued the supply of medicines, which are currently broadly available throughout the country, also through collaboration with humanitarian organisations to provide access in bordering areas. Moreover, Novo Nordisk has donated diabetes and haemophilia medication to the Ukrainian Ministry of Health, and together with humanitarian organisations, Novo Nordisk continues to monitor the situation to be able to provide further support.

In Russia, Novo Nordisk has suspended marketing investments and changed focus from launching new medications and clinical investment to securing supply of insulin to ensure that the more than 700,000 patients can continue their treatment with essential medication.

Sales in Russia and Ukraine constituted less than 1% of Novo Nordisk's global sales.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 19 of 29
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first three months of 2023. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first three months of 2023 has been prepared in accordance with IAS 34 'Interim Financial
Reporting' and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2022 of Novo Nordisk.

In our opinion, the financial report for the first three months of 2023 gives a true and fair view of the Group’s assets, liabilities and financial position at 31 March 2023, and of the results of the Group’s operations and cash flow for the period 1 January 2023 to 31 March 2023. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated Annual Report 2022.

Bagsværd, 4 May 2023

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Martin Holst Lange

Marcus Schindler	Camilla Sylvest	Henrik Wulff

Board of Directors:

Helge Lund Chair	Henrik Poulsen Vice chair	Elisabeth Dahl Christensen

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liselotte Hyveled	Mette Bøjer Jensen	Kasim Kutay

Christina Law	Martin Mackay	Thomas Rantzau

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 20 of 29
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 57,100 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Financial calendar
25 June 2023	Investor event at the American Diabetes Association annual congress
10 August 2023	Financial statement for the first six months of 2023
2 November 2023	Financial statement for the first nine months of 2023
31 January 2024	Financial statement for 2023

Contacts for further information
Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Natalia Salomao Abrahao (US) +1 848 304 1027 niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com
Further information about Novo Nordisk is available on novonordisk.com.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2022 and Form 20-F both filed with the SEC in February 2023 in continuation of the publication of the Annual Report 2022, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, such as interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, and the effects of domestic or international crises, civil unrest, war or other conflict, and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2022.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 21 of 29
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
						% change
	2023	2022				Q1 2023 vs.
	Q1	Q4	Q3	Q2	Q1	Q1 2022

Net sales	53,367	48,092	45,566	41,265	42,031	27%

Gross profit	45,185	39,830	38,366	35,196	35,114	29%
Gross margin	84.7%	82.8%	84.2%	85.3%	83.5%

Sales and distribution costs	(12,412)	(13,743)	(11,451)	(10,840)	(10,183)	22%
Percentage of sales	23.3%	28.6%	25.1%	26.3%	24.2%
Research and development costs	(6,728)	(8,085)	(5,633)	(5,123)	(5,206)	29%
Percentage of sales	12.6%	16.8%	12.4%	12.4%	12.4%
Administrative costs	(1,071)	(1,348)	(1,158)	(991)	(970)	10%
Percentage of sales	2.0%	2.8%	2.5%	2.4%	2.3%
Other operating income and expenses	33	433	60	149	392	(92%)

Operating profit (EBIT)	25,007	17,087	20,184	18,391	19,147	31%
Operating margin	46.9%	35.5%	44.3%	44.6%	45.6%

Financial income	852	(3,200)	1,573	1,656	210	N/A
Financial expenses	(1,122)	2,429	(3,725)	(3,252)	(1,438)	(22%)
Financial items (net)	(270)	(771)	(2,152)	(1,596)	(1,228)	(78%)

Profit before income taxes	24,737	16,316	18,032	16,795	17,919	38%

Income taxes	(4,923)	(2,724)	(3,627)	(3,477)	(3,709)	33%

Net profit	19,814	13,592	14,405	13,318	14,210	39%

Depreciation, amortisation and impairment losses	1,719	2,035	2,041	1,636	1,650	4%
Capital expenditure (PP&E)	4,693	4,961	3,230	2,435	1,520	209%
Net cash generated from operating activities	29,814	7,101	24,239	23,961	23,586	26%
EBITDA	26,726	19,122	22,225	20,027	20,797	29%
Free cash flow	24,764	(5,128)	19,765	21,157	21,568	15%

Total assets	250,025	241,257	242,836	218,928	197,136	27%
Total equity	79,874	83,486	76,680	74,452	66,550	20%
Equity ratio	31.9%	34.6%	31.6%	34.0%	33.8%

Full-time equivalent employees end of period	57,089	54,393	52,696	50,816	49,295	16%

Basic earnings per share/ADR (in DKK)	8.81	6.03	6.37	5.87	6.24	41%
Diluted earnings per share/ADR (in DKK)	8.78	6.02	6.34	5.86	6.22	41%
Average number of shares outstanding (million)	2,249.6	2,254.0	2,261.6	2,269.2	2,276.4	(1%)
Average number of diluted shares outstanding (million)	2,256.6	2,261.4	2,268.5	2,276.1	2,283.3	(1%)

Sales by business segment:
Total GLP-1	26,811	24,352	22,368	19,231	17,420	54%
Long-acting insulin	4,133	3,902	3,939	4,104	4,796	(14%)
Premix insulin	2,776	2,343	2,706	2,501	3,012	(8%)
Fast-acting insulin	4,488	4,471	4,263	3,887	4,842	(7%)
Human insulin	2,012	1,970	2,053	1,851	2,312	(13%)
Total insulin	13,409	12,686	12,961	12,343	14,962	(10%)
Other Diabetes care	729	713	798	830	884	(18%)
Total Diabetes care	40,949	37,751	36,127	32,404	33,266	23%
Wegovy®	4,563	2,446	1,157	1,181	1,404	225%
Saxenda®	3,279	3,042	3,174	2,462	1,998	64%
Total Obesity care	7,842	5,488	4,331	3,643	3,402	131%
Diabetes and Obesity care total	48,791	43,239	40,458	36,047	36,668	33%

Rare blood disorders	3,049	2,881	2,885	2,863	3,077	(1%)
Rare endocrine disorders	1,128	1,602	1,793	1,923	1,820	(38%)
Other Rare disease	399	370	430	432	466	(14%)
Rare disease total	4,576	4,853	5,108	5,218	5,363	(15%)

Sales by geographic segment:
North America Operations	29,297	26,660	23,754	20,703	19,990	47%
- The US	27,322	24,768	22,014	19,121	18,753	46%
International Operations	24,070	21,432	21,812	20,562	22,041	9%
- EMEA	12,742	11,514	10,983	10,915	10,824	18%
- Region China	4,461	3,364	4,438	3,566	4,841	(8%)
- Rest of World	6,867	6,554	6,391	6,081	6,376	8%

Segment operating profit:
Diabetes and Obesity care	24,163	16,985	18,158	15,873	16,379	48%
Rare disease	844	102	2,026	2,518	2,768	(70%)

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 22 of 29
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	Q1 2023	Q1 2022

Income statement

Net sales	53,367	42,031
Cost of goods sold	(8,182)	(6,917)

Gross profit	45,185	35,114

Sales and distribution costs	(12,412)	(10,183)
Research and development costs	(6,728)	(5,206)
Administrative costs	(1,071)	(970)
Other operating income and expenses	33	392

Operating profit	25,007	19,147

Financial income	852	210
Financial expenses	(1,122)	(1,438)

Profit before income taxes	24,737	17,919

Income taxes	(4,923)	(3,709)

NET PROFIT	19,814	14,210

Basic earnings per share (DKK)	8.81	6.24
Diluted earnings per share (DKK)	8.78	6.22

Segment Information

Segment sales:
Diabetes and Obesity care	48,791	36,668
Rare disease	4,576	5,363

Segment operating profit:
Diabetes and Obesity care	24,163	16,379
Operating margin	49.5%	44.7%

Rare disease	844	2,768
Operating margin	18.4%	51.6%

Total segment operating profit	25,007	19,147

Statement of comprehensive income

Net profit for the period	19,814	14,210

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	39	325

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	(969)	1,087
Cash flow hedges, realisation of previously deferred (gains)/losses	(1,026)	641
Cash flow hedges, deferred gains/(losses) incurred during the period	2,238	(652)
Other items	3	(4)
Tax on other comprehensive income, net	(341)	125

Other comprehensive income for the period	(56)	1,522
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	19,758	15,732

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 23 of 29
APPENDIX 3: CASH FLOW STATEMENT

DKK million	Q1 2023	Q1 2022

Net profit	19,814	14,210

Adjustment for non-cash items:
Income taxes in the Income Statement	4,923	3,709
Depreciation, amortisation and impairment losses	1,719	1,650
Other non-cash items	20,230	7,388
Change in working capital	(10,216)	1,893
Interest received	188	48
Interest paid	(165)	(52)
Income taxes paid	(6,679)	(5,260)

Net cash generated from operating activities	29,814	23,586

Purchase of intangible assets	(108)	(260)
Purchase of property, plant and equipment	(4,693)	(1,520)
Proceeds from other financial assets	33	—
Purchase of other financial assets	(7)	(7)
Purchase of marketable securities	(2,354)	(1,845)
Sale of marketable securities	482	1,725

Net cash used in investing activities	(6,647)	(1,907)

Purchase of treasury shares	(5,199)	(4,477)
Dividends paid	(18,337)	(15,690)
Proceeds from issue of bonds	—	11,120
Proceeds from borrowings	—	30
Repayment of borrowings	(478)	(12,855)
Withheld dividend tax	3,393	2,737

Net cash used in financing activities	(20,621)	(19,135)

NET CASH GENERATED FROM ACTIVITIES	2,546	2,544

Cash and cash equivalents at the beginning of the year	12,653	10,719
Exchange gain/(loss) on cash and cash equivalents	(263)	(55)

Cash and cash equivalents at the end of the period	14,936	13,208

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 24 of 29
APPENDIX 4: BALANCE SHEET

DKK million	31 Mar 2023	31 Dec 2022

ASSETS

Intangible assets	50,489	51,416
Property, plant and equipment	70,014	66,671
Investments in associated companies	270	327
Deferred income tax assets	14,080	13,427
Other receivables and prepayments	288	206
Other financial assets	941	1,016

TOTAL NON-CURRENT ASSETS	136,082	133,063

Inventories	25,615	24,388
Trade receivables	50,502	50,560
Tax receivables	1,133	940
Other receivables and prepayments	6,286	6,005
Marketable securities	12,835	10,921
Derivative financial instruments	2,636	2,727
Cash at bank	14,936	12,653

TOTAL CURRENT ASSETS	113,943	108,194
TOTAL ASSETS	250,025	241,257

EQUITY AND LIABILITIES

Share capital	456	456
Treasury shares	(6)	(6)
Retained earnings	77,070	80,587
Other reserves	2,354	2,449

TOTAL EQUITY	79,874	83,486

Borrowings	24,267	24,318
Deferred income tax liabilities	7,875	7,061
Retirement benefit obligations	682	762
Other liabilities	322	100
Provisions	5,044	4,590

Total non-current liabilities	38,190	36,831

Borrowings	1,251	1,466
Trade payables	10,050	15,587
Tax payables	6,062	7,091
Other liabilities	24,360	23,606
Derivative financial instruments	2,282	2,903
Provisions	87,956	70,287

Total current liabilities	131,961	120,940

TOTAL LIABILITIES	170,151	157,771

TOTAL EQUITY AND LIABILITIES	250,025	241,257

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 25 of 29
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

Q1 2023

Balance at the beginning of the year	456	(6)	80,587	2,449	83,486
Net profit for the period			19,814		19,814
Other comprehensive income for the period			39	(95)	(56)

Total comprehensive income for the period			19,853	(95)	19,758

Transactions with owners:
Dividends			(18,337)		(18,337)
Share-based payments			400		400
Tax related to restricted stock units			(234)		(234)
Purchase of treasury shares		—	(5,199)		(5,199)

Balance at the end of the period	456	(6)	77,070	2,354	79,874

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

Q1 2022

Balance at the beginning of the year	462	(6)	72,004	(1,714)	70,746
Net profit for the period			14,210		14,210
Other comprehensive income for the period			325	1,197	1,522

Total comprehensive income for the period			14,535	1,197	15,732

Transactions with owners:
Dividends			(15,690)		(15,690)
Share-based payments			246		246
Tax related to restricted stock units			(7)		(7)
Purchase of treasury shares		(1)	(4,476)		(4,477)

Balance at the end of the period	462	(7)	66,612	(517)	66,550

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 26 of 29

APPENDIX 6: SALES SPLIT PER AREA

Q1 2023 sales split per area

DKK million	Total	North America Operations	The US	International Operations	EMEA	Region China	Rest of World

Diabetes and Obesity care segment
Injectable GLP-1	22,455	15,277	13,872	7,178	4,078	1,313	1,787
% change at CER	43%	47%	42%	35%	38%	53%	18%
Ozempic®	19,640	14,011	12,649	5,629	3,348	850	1,431
% change at CER	59%	64%	59%	49%	52%	85%	27%
Victoza®	2,815	1,266	1,223	1,549	730	463	356
% change at CER	(17%)	(32%)	(32%)	1%	(3%)	17%	(9%)
Rybelsus®	4,356	2,701	2,664	1,655	970	36	649
% change at CER	107%	67%	67%	227%	—	—	187%
Total GLP-1	26,811	17,978	16,536	8,833	5,048	1,349	2,436
% change at CER	50%	50%	45%	52%	57%	56%	40%
Long-acting insulin	4,133	1,153	999	2,980	1,899	416	665
% change at CER	(14%)	(32%)	(36%)	(5%)	(5%)	(25%)	14%
Tresiba®	2,179	663	533	1,516	885	241	390
% change at CER	(16%)	(32%)	(38%)	(7%)	(4%)	(25%)	2%
Xultophy®	781	99	96	682	462	47	173
% change at CER	10%	(23%)	(23%)	17%	7%	—	27%
Levemir®	1,173	391	370	782	552	128	102
% change at CER	(23%)	(34%)	(35%)	(17%)	(16%)	(42%)	38%
Premix insulin	2,776	139	135	2,637	705	1,310	622
% change at CER	(7%)	(18%)	(18%)	(7%)	4%	(13%)	(2%)
Ryzodeg®	971	—	—	971	158	499	314
% change at CER	54%	—	—	54%	9%	122%	18%
NovoMix®	1,805	139	135	1,666	547	811	308
% change at CER	(24%)	(18%)	(18%)	(24%)	2%	(37%)	(17%)
Fast-acting insulin	4,488	1,751	1,671	2,737	1,723	470	544
% change at CER	(9%)	(5%)	(4%)	(11%)	(7%)	(27%)	(5%)
Fiasp®	518	120	109	398	333	—	65
% change at CER	3%	(34%)	(37%)	23%	17%	—	57%
NovoRapid®	3,970	1,631	1,562	2,339	1,390	470	479
% change at CER	(10%)	(2%)	0%	(15%)	(12%)	(27%)	(10%)
Human insulin	2,012	363	350	1,649	510	391	748
% change at CER	(11%)	(14%)	(13%)	(11%)	(3%)	(38%)	8%
Total insulin	13,409	3,406	3,155	10,003	4,837	2,587	2,579
% change at CER	(11%)	(18%)	(18%)	(8%)	(5%)	(22%)	4%
Other Diabetes care[1]	729	161	147	568	165	289	114
% change at CER	(21%)	(30%)	(25%)	(17%)	(7%)	(13%)	(40%)
Total Diabetes care	40,949	21,545	19,838	19,404	10,050	4,225	5,129
% change at CER	21%	32%	29%	12%	19%	(7%)	17%
Wegovy®	4,563	4,425	4,425	138	138	—	—
% change at CER	211%	201%	201%	—	—	—	—
Saxenda®	3,279	1,486	1,364	1,793	1,078	53	662
% change at CER	63%	77%	85%	53%	51%	46%	57%
Total Obesity care	7,842	5,911	5,789	1,931	1,216	53	662
% change at CER	124%	156%	162%	65%	71%	46%	57%
Diabetes and Obesity care total	48,791	27,456	25,627	21,335	11,266	4,278	5,791
% change at CER	31%	47%	45%	15%	23%	(6%)	20%

Rare disease segment
Rare blood disorders[2]	3,049	1,288	1,226	1,761	1,095	127	539
% change at CER	(3%)	(3%)	(3%)	(2%)	24%	35%	(35%)
Haemophilia A	660	144	134	516	334	105	77
% change at CER	19%	19%	16%	18%	21%	0%	(46%)
Haemophilia B	197	77	46	120	76	3	41
% change at CER	15%	29%	52%	8%	10%	0%	4%
NovoSeven®	2,101	1,017	1,000	1,084	654	19	411
% change at CER	(11%)	(8%)	(8%)	(13%)	25%	(75%)	(36%)
Rare endocrine disorders[3]	1,128	422	414	706	169	54	483
% change at CER	(38%)	(33%)	(34%)	(41%)	(71%)	12%	(19%)
Other Rare disease[4]	399	131	55	268	212	2	54
% change at CER	(12%)	(23%)	(46%)	(5%)	(9%)	0%	14%
Rare disease total	4,576	1,841	1,695	2,735	1,476	183	1,076
% change at CER	(16%)	(14%)	(15%)	(17%)	(12%)	27%	(27%)

Total sales	53,367	29,297	27,322	24,070	12,742	4,461	6,867
% change at CER	25%	41%	39%	10%	18%	(5%)	9%
% change as reported	27%	47%	46%	9%	18%	(8%)	8%
Share of growth	100%	78%	71%	22%	18%	(2%)	6%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 27 of 29

APPENDIX 7: ACQUISITION OF BUSINESSES

Forma Therapeutics, Inc.
On 14 October 2022, Novo Nordisk acquired all outstanding shares of the publicly held US company Forma Therapeutics, Inc. via a cash tender offer. Novo Nordisk did not hold any shares in Forma Therapeutics prior to the acquisition. The acquisition of Forma Therapeutics, including its lead development candidate, etavopivat, is aligned with Novo Nordisk’s strategy to complement and accelerate its scientific presence and pipeline in haemoglobinopathies, a group of disorders in which there is abnormal production or structure of the haemoglobin protein in the red blood cells.

Details of the acquisition
The total purchase price amounts to DKK 8,102 million and has been settled in full by cash consideration.

Novo Nordisk completed the acquisition of Forma Therapeutics, Inc. through a merger of Novo Nordisk’s wholly owned subsidiary with and into Forma Therapeutics in which all shares not tendered into the offer were cancelled and converted into the right to receive cash equal to the USD 20 offer price per share, without interest, less any applicable tax withholding. At the completion of the merger, Forma Therapeutics, Inc. became a wholly owned subsidiary of Novo Nordisk. The common stock of Forma Therapeutics, Inc. is no longer listed or traded on the Nasdaq Global Select Market.

DKK million
Goodwill as of 14 October 2022	524
Exchange rate adjustment	(55)
Goodwill as of 31 March 2023	469

For further information regarding the acquisition and the provisional purchase price allocation please refer to the Annual Report for 2022.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 28 of 29
APPENDIX 8: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, EBITDA and EBITDA at CER as well as Free cash flow.

Sales, operating profit and EBITDA growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit/EBITDA for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit/EBITDA for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales, operating profit and EBITDA by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	Q1 2023	Q1 2022	% change Q1 2023 to Q1 2022

Net sales	53,367	42,031	27%
Effect of exchange rates	(954)	—
Sales at CER	52,413	42,031	25%

Operating profit at CER

DKK million	Q1 2023	Q1 2022	% change Q1 2023 to Q1 2022

Operating profit	25,007	19,147	31%
Effect of exchange rates	(562)	—
Operating profit at CER	24,445	19,147	28%

EBITDA
Novo Nordisk has significantly increased its Business Development M&A activities and Capital expenditure for property, plant and equipment during recent years. Novo Nordisk defines Earnings before interest, taxes, depreciation and amortisation (EBITDA) as ’Operating profit’, plus 'impairment charges' and 'depreciation and amortisation'. EBITDA is a measure that is widely used by investors and analysts as it helps analyse operating results from core business operations without including the effects of capital structure, tax rates and depreciation and amortisation. These factors can vary substantially between companies.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

Financial report for the period 1 January 2023 to 31 March 2023	Page 29 of 29

EBITDA

DKK million	Q1 2023	Q1 2022	% change Q1 2023 to Q1 2022

Net profit	19,814	14,210	39%
Income taxes	4,923	3,709	33%
Financial items (net)	270	1,228	(78%)
Operating profit (EBIT)	25,007	19,147	31%
Depreciation, amortisation and impairment losses	1,719	1,650	4%
EBITDA	26,726	20,797	29%

EBITDA at CER

DKK million	Q1 2023	Q1 2022	% change Q1 2023 to Q1 2022

Net profit	19,814	14,210	39%
Income taxes	4,923	3,709	33%
Financial items (net)	270	1,228	(78%)
Operating profit (EBIT)	25,007	19,147	31%
Effect of exchange rates	(562)	—
Operating profit (EBIT) at CER	24,445	19,147	28%
Depreciation, amortisation and impairment losses	1,719	1,650	4%
Effect of exchange rates	(10)	—
Depreciation, amortisation and impairment losses at CER	1,709	1,650	4%
EBITDA at CER	26,154	20,797	26%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through e.g. dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	Q1 2023	Q1 2022

Net cash generated from operating activities	29,814	23,586
Net cash used in investing activities	(6,647)	(1,907)
Net purchase of marketable securities	1,872	120
Repayment on lease liabilities	(275)	(231)
Free cash flow	24,764	21,568

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 30 / 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 4, 2023
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer